Nabors Industries Ltd.
Crown House
Second Floor
4 Par-la-Ville Road
Hamilton, Bermuda HM 08

Phone: 441.292.1510
Fax: 441.292.1334
www.nabors.com

VIA EDGAR

September 27, 2017

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Brad Skinner, Senior Assistant Chief Accountant, Office of Natural Resources

Re:           Nabors Industries Ltd.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 28, 2017 (“2016 Form 10-K”)

Form 10-Q for the Quarterly Period Ended June 30, 2017

Filed August 3, 2017

File No. 1-32657

Dear Mr. Skinner,

We confirm receipt by Nabors Industries Ltd. (the “Company”), a Bermuda exempt company, of the comment letter of the Commission with respect to the above-referenced filings.

To assist in the Staff’s review of the Company’s responses, we precede each response with the text (in bold type) of the comment as stated in your letter. The Company believes that it has replied to your comments in full. As requested, this letter is being filed on EDGAR as correspondence.

Form 10-K for the Fiscal Year ended December 31, 2016

Financial Statements and Supplementary Data, page 43

Consolidated Financial Statements, page 45

Notes to the Consolidated Financial Statements, page 50

Note 21 — Segment Information, page 87

1.              Disclosure under this footnote indicates that you generate significant revenue from international sales. If revenues from external customers attributed to an individual foreign country are material, expand your disclosure to provide those revenues separately. Additionally, disclose the basis for attributing revenues from external customers to individual countries. See FASB ASC 280-10-50-41a.

The Company has reviewed its disclosures and acknowledges the requirements of FASB ASC 280-10-50-41a. In future Form 10-K filings, the Company will disclose the amount of operating revenues from an individual country to the extent that it is material to our total operating revenues. Additionally, the Company will clarify the disclosure on the basis in which we attribute revenues from external customers to these countries.

An example of the disclosure we will include in future filings is as follows:

The following table sets forth financial information with respect to Nabors’ operations by geographic area based on the location of service provided:

	Year Ended December 31,
	2016	2015	2014
	(In thousands)
Operating revenues (1)
U.S.	$642,835	$1,823,906	$4,701,122
Outside the U.S.	1,585,004	2,040,531	2,103,075
	$2,227,839	$3,864,437	$6,804,197
Property, plant and equipment, net:
U.S.	$3,048,749	$3,703,533	$5,205,296
Outside the U.S.	3,218,834	3,324,269	3,393,829
	$6,267,583	$7,027,802	$8,599,125
Goodwill:
U.S.	$54,199	$54,198	$146,310
Outside the U.S.	112,718	112,461	27,618
	$166,917	$166,659	$173,928

(1)         Operating revenues are attributed to countries based on the location of services provided and products sold.

During the years ended December 31, 2016 and 2015, $731.4 million and $604.5 million of our consolidated operating revenue was from Saudi Arabia. Operating revenue from Saudi Arabia was not material during the year ended December 31, 2014. No other individual country outside of the U.S. was material to our consolidated operating revenue during any of the three periods presented.

One customer accounted for approximately 33% and 12% of our consolidated operating revenues during the years ended December 31, 2016 and 2015, respectively, and is included in our International operating segment.

Form 10-Q for the Quarterly Period ended June 30, 2017

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 8

Note 5 - Debt, page 14

2.              Describe for us, in reasonable detail, the material terms and intended operation of the capped call transactions. Additionally, explain to us your actual initial accounting and your expected future accounting for these transactions. Your discussion of future accounting should address all reasonably possible outcomes under the transactions though their ultimate settlement, expiration or other termination. As part of your response, provide reference to the specific authoritative literature that supports your accounting.

Material Terms and Intended Operation

On January 9, 2017, Nabors Delaware completed a private placement of $500 million aggregate principal amount of 0.75% exchangeable senior unsecured notes due 2024, which are fully and unconditionally guaranteed by Nabors. On January 10, 2017, the initial purchasers exercised their option to purchase an additional $75 million par value of the 0.75% exchangeable senior notes due 2024, increasing the aggregate issuance of such notes to $575 million. The exchangeable notes are exchangeable, under certain conditions, at an initial exchange rate of 39.75 common shares of the Company per $1,000 principal amount of notes (equivalent to an initial exchange price of approximately $25.16 per common share). Upon any exchange, Nabors Delaware will settle its exchange obligation in cash, common shares of the Company, or a combination of cash and common shares, at our election.

In connection with the pricing of the notes, we entered into four separate capped call agreements with two separate banks, two to address the base amount of the notes and two to address the greenshoe optional additional notes purchased.  These agreements are collectively referred to as the capped call transaction throughout the remainder of this letter. The capped call transactions are expected to reduce potential dilution to common shares and/or offset potential cash payments required to be made in excess of the principal amount upon any exchange of notes. Such reduction and/or offset is subject to a cap representing a price per share of $31.45, an approximately 75.0% premium over our share price of $17.97 as of the date of these transactions.

Initial Accounting for the Capped Call Transaction

The capped call meets the definition of a derivative under ASC 815-10-15-83 as it has an underlying (the Company’s share price), a notional amount (the number of underlying shares to be purchased per option), an initial net investment less (by more than a nominal amount) than the amount that would have to be paid to own the underlying and provides for a default net share settlement (but could also be settled in cash at the election of the Company).

However, the capped call qualifies for the scope exception under ASC 815-10-15-74, which provides an exception for contracts that are both (i) indexed to the Company’s own stock and (ii) classified in stockholder’s equity. These points are further analyzed below.

Indexed to the Company’s own stock

The guidance in ASC 815-40-15 clarifies how an issuer should consider whether a contract is indexed to its own stock, and focuses on the contract’s exercise contingencies, if any, as well as its provisions that could adjust the settlement and whether those provisions are primary inputs in the fair value of a forward or option on the Company’s own shares.

The capped call includes certain exercise contingencies and/or settlement adjustment provisions.  The exercise contingencies are summarized as follows:

•                  Extraordinary Events — Merger Events, Tender Offers, Nationalization, Insolvency, Delisting

•                  Additional Disruption Events — Change in Law, Failure to Deliver, Hedging Disruption, Increased Cost of Hedging

•                  Market Disruption Events

In evaluating these provisions, it was determined none of these exercise contingencies are based on a market, other than the market for the Company’s stock, or an observable index other than one related to the Company’s operations.  It was also determined that the settlement adjustments would be considered primary inputs into the fair value of an option or forward on the Company’s own equity.  None of the above provisions prevent the capped call from being considered indexed to the Company’s own stock. Therefore, the capped call meets the first and second criteria of ASC 815-40-15 and is considered indexed to the issuer’s own stock.

Classified in stockholder’s equity

The equity classification guidance (ASC 815-40-55-14) for purchased options generally indicates that a purchased call option on a Company’s own stock would be considered to be classified in equity under either of the following types of settlement:

1.              Required physical settlement or net share settlement.

2.              Entity has a choice of net cash settlement or settlement in its own shares (physical settlement or net share settlement), regardless of the intent of the entity.

However, an equity contract would not be considered classified in equity if either of the following provisions is present:

1.              Required net cash settlement (including a requirement to net cash settle if an event occurs that is outside the control of the issuer).

2.              Counterparty has choice of net cash settlement or settlement in shares (physical settlement or net share settlement).

The settlement terms of the capped call option transaction default to net share settlement, but is designed to follow the settlement provisions of the exchangeable notes, thus allowing the Company to elect net cash, net share (in the Company’s own shares), or a combination settlement based upon how the Company has elected to settle the exchangeable notes.  In addition, as this is a purchased call option, there is no obligation for the Company to deliver cash after payment of the initial premium.

As such, the capped call meets the derivative scope exception for instruments indexed to the Company’s own stock and classified in stockholder’s equity and therefore was initially recorded in equity.

Subsequent Accounting

The following outlines the subsequent accounting for the capped call transaction under all reasonably possible outcomes in accordance with ASC 815-40-55-13 through 14.

1.              Conversion by the Investor.

Upon notification by the noteholder of their desire to exchange, the Company is then entitled to decide whether and in what amounts to settle the exchange in cash, shares or a combination of the two. The intention of the capped call transaction is to mitigate exposure of the conversion premium.

If the notes are converted when the stock price is between the strike price of $25.16 and the cap price of $31.45, settlement of the capped call will depend on the Company’s settlement of the notes:

1) If the Company elects to settle the notes fully in cash, the capped call will also be settled in cash, offsetting the amount required to be paid for settlement of the notes;

2) If the notes are settled in shares, the capped call will be net settled in shares, offsetting the incremental share dilution associated with the notes;

3) If the notes are settled by the Company partially in cash, with cash paid equal to or less than the principal and accrued interest due, the capped call will be net settled in shares;

4) If the notes are settled by the Company with more than their principal amount paid in cash, but not cash in full, the capped call will settle partially in cash and partially in shares according to a formula.

Therefore, until such time as the Company were to elect a settlement method for the notes, the capped call transaction will continue to be accounted for as equity. At conversion, if the Company elected to partially settle the notes in cash in excess of the principal amount, or fully in cash, the capped call will be subject to mark to market through earnings as a derivative until such settlement is paid.

2.              Expiration.

If the stock price stays below the strike price through the expiration date of the capped call transaction, the capped call would expire and the initially recorded amount would simply remain in equity in accordance with ASC 815-40-35.

3.              Early Redemption.

However unlikely, there is a possibility of an early redemption of the notes, for example due to a fundamental change as outlined in the indenture for the notes. In this event, the noteholders may redeem the notes for cash representing principal and accrued interest, and the capped call will also settle early. In such early settlement, the capped call would default to net share settlement (but the Company could elect to settle in cash).

If such early settlement provisions are invoked, the Company’s accounting would follow that described in “Conversion by the Investor” above.

In future Form 10-K and Form 10-Q filings, the Company will provide more robust disclosure around the capped call transaction and the related accounting treatment.

In the event the Staff has additional questions or comments, please contact the undersigned at (281) 775-8126, or Charles J. Conroy of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5671.

Sincerely yours,

/S/ WILLIAM RESTREPO
William Restrepo
Chief Financial Officer
Nabors Industries Ltd.

cc:	Nabors Industries Ltd.:
Anthony G. Petrello
R. Clark Wood

PricewaterhouseCoopers LLP: Stephen Parker

Milbank, Tweed, Hadley & McCloy LLP:
Charles J. Conroy